FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 05, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility
Awards made by GlaxoSmithKline

On 4 November 2008 the Company granted interim long-term incentive ("LTI") awards to Dan Troy, SVP and General Counsel, who joined the Company in September. The following awards were made:

  An award under the GlaxoSmithKline Performance Share Plan, which is subject to performance conditions; and

  An award under the GlaxoSmithKline Share Option Plan, which is subject to performance conditions.

The Performance Share Plan and the Share Option Plan were both approved by shareholders on 31 July 2000, and allow awards to be made to senior executives in the Group, including the Executive Directors.

The details of these awards are shown below.

Performance Share Plan

Under the terms of the GlaxoSmithKline Performance Share Plan, contingent awards are granted over a designated number of Ordinary shares or American Depository Shares (ADSs), with the percentage of awards ultimately vesting depending on performance. The performance condition applies over a three-year measurement period, which commenced on 1 January 2008 and will end on 31 December 2010.

The performance condition for this award compares the Total Shareholder Return (TSR) of GSK's shares with the TSR of the shares of 14 comparator companies over the three-year period. No awards will vest if GSK delivers returns which, when ranked against these companies, rank below the median.  Vesting increases on a sliding scale with 100% of the award vesting where the Company is ranked first or second when compared to the comparator group.

TSR is measured on a pro-rata basis. Where the Company's performance falls between two of the comparator companies, the exact level of vesting will be determined by the actual relative level of TSR rather than simple ranking. To the extent that an award does not vest, it lapses.

The companies in the comparator group are Abbott Laboratories, AstraZeneca, Amgen, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, Takeda Pharmaceutical Company and Wyeth.

The individual in the table below, who is a person discharging managerial responsibility (PDMR), was granted an award under the terms of the GlaxoSmithKline Performance Share Plan. The award is granted over the Company's ADSs. One ADS equals two Ordinary shares. The number of ADSs which vest is increased to reflect the dividends which would have been paid during the performance period in respect of the shares that vest. The figures below are exclusive of this number.

	Number of ADSs potentially vesting (N.B. One ADS represents two Ordinary shares)
	Less than median	Equal to median position	Equal to 7th position	Equal to 6th position	Equal to 5th position	Equal to 4th position	Equal to 3rd position	Equal to or above 2nd position
Mr D Troy	Nil	20,213	28,875	34,650	40,425	46,200	51,975	57,750

The vesting date for this award will be the date upon which the Remuneration Committee determines the extent to which the performance conditions have been satisfied (expected to be in February 2011).

Share Option Plan

Under the terms of the GlaxoSmithKline Share Option Plan, share options allow the holder to buy Ordinary shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. The ultimate number of share options that become exercisable depends on GSK's earnings per share (EPS) growth over the performance period. EPS is measured over the three financial years that started on 1 January 2008 and end on 31 December 2010. To the extent that options under the GlaxoSmithKline Share Option Plan do not vest at the end of this period, they will lapse.

The performance condition compares the compound annual increase in the Company's EPS with the increase in the Retail Price Index (RPI) over the performance period compared to the base year (the financial year ended 31 December 2007). No options vest unless the Company's EPS increase exceeds RPI by 3% per annum. 50% of the share options vest for an EPS increase of 3% p.a. in excess of RPI, with increasing vesting up to 100% for an increase of 6% p.a. or more in excess of RPI.

Vesting increases on a straight-line basis for EPS performance between the hurdles set out in the table below.

The individual in the table below, who is a PDMR, was granted an award under the terms of the GlaxoSmithKline Share Option Plan. The options are granted over the Company's ADSs. One ADS equals two Ordinary shares.

	Number of ADSs potentially vesting (N.B. One ADS represents two Ordinary shares)
	Less than RPI+3%p.a.	RPI+3%p.a.	RPI+4%p.a.	RPI+5%p.a.	RPI+6%p.a. or more
Mr D Troy	Nil	44,375	59,167	73,959	88,750

Options were granted on 4 November 2008 with an exercise price of US$40.19. The vesting date for these options is 4 November 2011, subject to the Remuneration Committee having determined that the performance conditions have been satisfied.

The performance conditions for these awards are the same as for the awards made to GSK's Corporate Executive Team members in the first quarter of 2008, however, the exercise price for this share option grant reflects the current market price on the date of grant and the vesting date reflects the different grant date.

The Company was advised of these transactions on 4 November 2008.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

5 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:05 November, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc